Rio de Janeiro, October 13, 2017.

B3 – Brasil, Bolsa, Balcão

Superintendence of Company Monitoring (Superintendência de Acompanhamento de Empresas)

With copy:      Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 1615/2017-SAE

Dear Sirs,

Oi S.A. – In Judicial Reorganization (the “Company” or “Oi”), in response to Official Letter B3 1615/2017-SAE, of October 11, 2017, from the São Paulo Stock Exchange, B3 – Bolsa, Brasil, Balcão (“B3”), transcribed below (the “Official Letter”), hereby submits the requested clarifications.

“In view of the latest fluctuations observed with the shares issued by this company, the number of trades and the volume traded, as detailed below, we hereby request to be informed by October 13, 2017, about the existence of any fact known by you which may justify them.

Preferred Shares (PN)
Prices (in R$ per share)
Data	Opening	Minimum	Maximum	Average	Closing	Fluctuations %	No. trades	Amount	Volume
09/28/2017	3.49	3.46	3.63	3.55	3.58	0.56	2,298	2,839,000	10,065,610.00
09/29/2017	3.57	3.53	3.62	3.58	3.58	0.00	1,483	2,433,900	8,706,209.00
10/02/2017	3.58	3.50	3.61	3.54	3.53	-1.40	1,342	1,115,700	3,946,542.00
10/03/2017	3.56	3.49	3.57	3.51	3.49	-1.13	1,437	1,571,100	5,512,328.00
10/04/2017	3.52	3.49	3.57	3.53	3.55	1.72	791	1,064,500	3,754,408.00
10/05/2017	3.50	3.49	3.57	3.54	3.53	-0.56	897	1,184,500	4,187,460.00
10/06/2017	3.57	3.55	3.60	3.58	3.60	1.98	731	1,221,700	4,367,665.00
10/09/2017	3.60	3.57	3.65	3.61	3.59	-0.28	581	1,108,300	3,998,796.00
10/10/2017	3.67	3.64	3.78	3.71	3.74	4.18	1,483	2,037,400	7,555,969.00
10/11/2017*	3.80	3.79	4.10	3.98	4.05	8.28	1,620	2,866,100	11,431,985.00

* Updated as of 11:26 a.m..”

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

Regarding the above, the Company clarifies that to date it has disclosed Material Facts about (i) the scheduling by the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro of the General Meeting of Creditors (Assembleia Geral de Credores, or “AGC”) for October 23, 2017, for the first call, (ii) the presentation of a new version of the judicial reorganization plan to the aforementioned court, as approved by a majority of the Board of Directors, and (iii) the interactions and discussions held between the Company and certain creditors with respect to the Company’s capital structure and possible restructuring alternatives and to the contribution of resources to increase the Company’s capital, and that the Company is unaware of material facts or acts not disclosed that justify possible atypical oscillations of the number of trades and quantity traded of the Company’s shares.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br